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                                                                      Exhibit 26


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


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DAVID ROSENBERG,

                    Plaintiff,

          -against -

                                                Civil Action No. 15020
JOSEPH J. RUVANE, JR., JOHN J. SCHWARTZ,             CLASS ACTION
STEPHEN GUTTMAN, FRED J. MEYER, HAROLD                COMPLAINT
EDGAR, PAUL HERRLING, ULRICH OPPIKOFER,
IRVING L. WEISSMAN, EDGAR FULLAGER,
EDGAR H. SCHOLLMAIER, DANIEL L. VASELLA
SYSTEMIX, INC., and SANDOZ, LTD.,

                    Defendants.
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            Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess,
P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

            1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of SyStemix Inc., ("SyStemix" or the "Company").

            2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

            3. SyStemix is a corporation duly organized and existing under the laws of the State of Delaware. The Company researches and develops cellular processes and products for the

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treatment of diseases of human bone marrow, blood and immune systems. The
Company maintains its principal offices at 3155 Porter Drive, Palo Alto, California.

            4. Defendant Sandoz, Ltd. ("Sandoz") is the indirect owner of approximately 73% of the Company's outstanding common stock.

            5. Defendants Joseph J Ruvane, Jr., John J. Schwartz, Stephen Guttman, Fred J. Meyer, Harold Edgar, Paul Herrling, Ulrich Oppikofer, Irving L. Weissman, Edgar Fullagar, Edgar H. Schollmaier and Daniel Vasella are Sandoz's nominees on SyStemix's Board of Directors and are controlled by Sandoz.

            6. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders. Said defendants owe the public shareholders of SyStemix the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

            7. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company (in the case of the individual defendants), or as a control person and the liability of each arises from the fact that he/it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS


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            8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

            9. This action is properly maintainable as a class action.

            10. The class is so numerous that joinder of all members is impracticable. As of April 30, 1996, there were approximately 14,469,599 shares of SyStemix common stock outstanding, of which approximately 27% is owned by holders other than defendant Sandoz and/or directors and officers of the Company.

            11. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of SyStemix in violation of the laws of the State of Delaware in order to benefit from a proposed acquisition of SyStemix' publicly owned securities by Sandoz at the expense and to the detriment of the plaintiff and the other public stockholders


                                      -3-
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who are members of the class; (c) whether defendants are acting on both sides of the proposed going private transaction, thus implicating conflicts of interest, self-dealing and overreaching; (d) whether the proposed transaction constitutes a breach if the duty of fair dealing owed to plaintiff and the other members of the class; and (e) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

            12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class. A class action is superior to any other type of adjudication of this controversy.

            13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

            14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the


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interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

            15. By virtue of its dominance and control over SyStemix, defendant Sandoz, together with the individual defendants, has engaged in a plan involving acts which are grossly unfair to plaintiff and other member of the class. The purpose of the plan is to enable Sandoz to acquire 100% equity ownership of SyStemix and its assets for its own benefit, and at the expense of the other SyStemix stockholders who would be deprived of their equity investment and the benefits to accrue therefrom, for a grossly inadequate price.

            16. On May 24, 1996, Sandoz announced that it had offered to purchase the approximately 27% stake in SyStemix which it did not already own for $17.00 per share.

            17. Because of Sandoz' overwhelming control over SyStemix, no third party, as a practical matter, can attempt any bid for SyStemix, as the success of any such bid would require the consent and cooperation of Sandoz.

            18. The price of $17.00 per share to be paid to the class members is unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of SyStemix is materially in excess of $17.00 per share, giving due consideration to the prospects for growth and profitability of SyStemix in light of its business, earnings and earnings power,


                                      -5-
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present and future; (b) the $17.00 per share price is inadequate and offers an inadequate premium to the public stockholders of SyStemix because the common stock of SyStemix has traded at a price in excess of $16.50 per share during the five months preceding the day the proposed transaction was announced; and (c) the $17.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Sandoz, as part of a plan for Sandoz to obtain complete ownership of SyStemix's assets and business at the lowest possible price and to obtain for himself benefits disproportionate with those to be received by the public stockholders.

            19. The proposed bid serves no legitimate business purpose of SyStemix but rather is an attempt by defendants to unfairly benefit Sandoz from the transaction at the expense of SyStemix's public stockholders. The proposed plan will, for a grossly inadequate consideration deny plaintiff and the other members of the class their right to share proportionately in the future success of SyStemix and its valuable assets, while permitting Sandoz to reap huge benefits from the transaction.

            20. Because defendants are in possession of corporate information concerning SyStemix's assets, businesses and future financial prospects, the degree of knowledge and economic power between defendants and the public stockholders of SyStemix is unequal, making it grossly and inherently unfair for Sandoz to obtain ownership of SyStemix's assets from the public common shareholders at the unfair and inadequate price which defendants have set.


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            21. By reason of the foregoing acts, practices and course of conduct, Sandoz has breached and continues to breach its duty as controlling stockholder of SyStemix and the individual defendants have breached and continue to breach their duties as directors of SyStemix owed to the remaining stockholders including plaintiff and the other members of the class herein and are engaging in improper overreaching in attempting to carry out the proposed transaction.

            22. Plaintiff and the class have suffered and will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

            23. Plaintiff and the other members of the class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

                  (a) declaring this action to be a action and certifying plaintiff as representative,

                  (b) enjoining, preliminarily and permanently, Sandoz's offer for the acquisition of the SyStemix stock owned by plaintiff and the other members of the class under the terms presently proposed;

                  (c) to the extent, if any, that the transaction or transactions complained of


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                        are consummated prior to the entry of this Court's final
                        judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages;

                  (d) directing that defendants account to plaintiff and the other members of the class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                  (e) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

                  (f) granting plaintiff and the other members of the class such other and further relief as may be just and proper.

                                     ROSENTHAL, MONRAIT, GROSS
                                      & GODDESS, P.A.

                                     By: /s/ J. A. Rosenthal
                                        --------------------------------
                                        P.O. Box 1070
                                        Ste. 1401, Mellon Bank Center
                                        Wilmington, Delaware 19801
                                        Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414


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